Ex. 17.1

September 11, 2012

The Board of Directors
VHGI Holdings, Inc.

Effective today, September 11, 2012, I am hereby tendering my resignation as Chief Financial Officer of the company.

I am resigning for personal reasons and I have no disagreements or disputes with the company.

Respectfully,

Vito Pontrelli